Exhibit 99.1
ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
Dear Shareholder,
You are cordially invited to attend the Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the “Company”) to be held at 11:00a.m., Israel time, on Monday, April 25, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.
The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.
For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through 3, as specified on the enclosed form of proxy.
We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.
Thank you for your continued cooperation.
Very truly yours,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
March 16, 2022
AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

i

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of ZIM Integrated Shipping Services Ltd. (the “Company”) will be held at 11:00a.m., Israel time, on Monday, April 25, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:
1.    To approve the Company’s amended and restated compensation policy.
2.    To approve an equity compensation grant to the Company’s directors, subject to the approval of Proposal No. 1.
3.    To approve an equity compensation grant to the Company’s CEO, Eli Glickman, subject to the approval of Proposal No. 1.
In addition, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Wednesday, March 23, 2022.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Only shareholders of record at the close of the trading day of Monday, March 28, 2022, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.
Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.
By Order of the Board of Directors,
Yair Seroussi,
Chairman of the Board of Directors
Haifa, Israel
March 16, 2022

ii

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000
PROXY STATEMENT
This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the “Shares”), of ZIM Integrated Shipping Services Ltd. (the “Company”) in connection with the solicitation of proxies by the management and board of directors of the Company (the “Board of Directors”) for use at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at 11:00a.m., Israel time, on Monday, April 25, 2022, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the “Notice”).
At the Meeting, the shareholders will be asked to consider and vote on the following matters:
1.   To approve the Company’s amended and restated compensation policy.
2.   To approve an equity compensation grant to the Company’s directors, subject to the approval of Proposal No. 1.
3.   To approve an equity compensation grant to the Company’s CEO, Eli Glickman, subject to the approval of Proposal No. 1.
In addition, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than Wednesday, March 23, 2022.
Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.
Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.
The approval of Proposals No. 1 and 3 requires the affirmative vote of a majority of the shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders (for a definition of controlling shareholders, see below) of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.
The approval of Proposal No. 2 requires the affirmative vote of a majority of the votes of shareholders present and participating at the Meeting in person, by an appointment instrument or by a voting instrument entitled to vote and voting at the meeting, provided, that (i) such majority vote shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person by an appointment instrument or by a voting instrument who do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.
Under the Israeli Companies Law of 1999 (the “Companies Law”), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder’s voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposals No. 1 through 3 on the agenda. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of Proposals No. 1 through 3 on the agenda. Shareholders who do not so indicate will not be eligible to vote their shares as to Proposals No. 1 through 3.
The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.
The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from another position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers. For the purpose of Proposal No. 3 only, the term “controlling shareholder” shall also include a holder of 25% or more of the voting rights in a company if there is no other holder holding more than 50% of the voting rights in the company. For the purpose of the term “holding” two or more persons holding voting rights in a company while each of them has a personal interest in the approval of the same transaction brought for the approval of the company shall be deemed as joint holders.
Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Israeli Companies Law, a quorum at the adjourned meeting will be that required for convening such meeting.

VOTING PROCEDURES; EXPRESSING POSITIONS
Registered Shareholders
Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.
Shareholders in “Street Name” whose Shares are held through CEDE & Co.
Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.
Brokers or other nominees who hold Shares in “street name” for a beneficial owner of those Shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the election of directors or for the approval of certain “non-routine” matters, without specific instructions from the beneficial owner. These non-voted shares are referred to as “broker non-votes”. The Proposals on the agenda are considered non-routine matters. If you are a beneficial shareholder holding shares through a broker or other nominee and you do not submit instructions on how your shares should be voted, your broker or other nominee will not be able to vote your shares on the Proposals on the agenda.
Note for Shareholders Voting via Proxy Card
Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.
Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by Monday, April 25, 2022 at 7:00a.m., Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.
Position Statements
Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Mr. Noam Nativ, General Counsel and Company Secretary of the Company, no later than Friday, April 15, 2022. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.
Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about March 30, 2022, and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.
We currently intend to hold the Meeting in person. However, depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person. If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be made on our Investor Relations website at https://investors.zim.com/overview/default.aspx and on Form 6-K as promptly as practicable. We encourage you to check this website one week prior to the meeting date if you are planning to attend the Meeting.
OUTSTANDING SHARES AND VOTING RIGHTS
The Company had 119,810,688 Shares outstanding as of March 14, 2022. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.
Proposal No. 1
APPROVAL OF THE COMPANY’S AMENDED AND RESTATED COMPENSATION POLICY
Under the Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of the company’s directors and officers. Such compensation policy must comply with the requirements of the Companies Law. The compensation policy must be approved at least once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority. However, under the Israeli Companies Regulations (Relief Regarding the Obligation to Establish a Compensation Policy) of 2013, a compensation policy that was described in a company’s first public offering documents can be approved for a period of five (5) years from the date of the offering.
The Company adopted a compensation policy, which came into effect upon the consummation of the Company’s initial public offering of its securities on the New York Stock Exchange.
Following review of the compensation structure of the Company, the Company’s compensation committee (the “Compensation Committee”) and Board of Directors proposed certain changes to the Company’s compensation policy to ensure its adequacy and suitability to the Company’s financial position and results of operation Below is the list of the principal proposed changes:
(i)
Ability to provide equity compensation to the Company’s directors, including the principal terms and conditions of such compensation and determination that the maximum annual fair market value of equity compensation shall not exceed U.S. $100,000 for each director and U.S. $200,000 for the Chairman;

(ii)
Increase of the maximum annual fair market value of equity compensation that may be granted to the Company’s CEO from 12 monthly salaries to 36 monthly salaries and for each of the other officers of the Company (excluding the CEO and directors) from 9 monthly salaries to 12 monthly salaries;

(iii)
The maximum value of the total variable compensation of each officer out of the value of the total compensation package on an annual basis shall be shall 90% (instead of 80% currently).

(iv)
Increase of maximum coverage under the Company’s Side A directors’ and officers’ liability insurance policies from $100 million to $150 million;

(v)
Clarification with respect to the potential purchase of run-off directors’ and officers’ liability insurance policies that the coverage amount of $200 million refers to the Standard Policy, or to the Side A Policy (as such terms are defined in the compensation policy), or to a combination thereof.

Accordingly, the Compensation Committee and Board of Directors recommended and approved the amended and restated compensation policy, a version of which, marked against the Company’s current compensation policy, is attached hereto as Exhibit A.
The considerations which guided the Compensation Committee and Board of Directors in recommending and approving the amended and restated compensation policy were: promoting the Company’s interests, its work plan and policy from a long-term perspective considering, inter alia, the Company’s risk management policy, the size and nature of the Company’s operations that have largely increased in recent years, and especially since the Company’s IPO, thus significantly increasing the burden on the management team, the understanding that an important portion of the Company’s future growth depends on the success of its ventures as a differentiator in a commoditized industry, and — with regard to terms of office and employment which include variable components — the officer’s contribution to achieving the Company’s objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer’s role.
The Compensation Committee and Board of Directors further considered; (a) the education, qualifications, expertise, professional experience and achievements of each officer; (b) the role of the officer, areas of responsibility and previous compensation agreements entered into with him; (c) the ratio between the terms of compensation of the officers as may be provided under the amended and restated compensation policy and the terms of compensation of other employees of the Company, considering also the average and median annual cost of the fixed component payable to all Company full time team members; (d) regarding terms of compensation that include variable components — the possibility of reducing the variable components at the discretion of the Board of Directors and the possibility to limit the exercise value of any equity based variable component; and (e) regarding retirement grants — the period of service and employment of the officer, the terms of such service and employment of the officer during such period, the Company’s performance during such period, the contribution of the officer in meeting the Company’s objectives and maximizing its earnings and the circumstances for the retirement. In light of all the above considerations, and having examined an external benchmark study, the Compensation Committee and Board of Directors determined that the terms of the amended and restated compensation policy are fair and reasonable and to the benefit of the Company and determined that the intra-company ratios presented do not negatively impact the work relations in the Company.
The amended and restated compensation policy shall be in effect until five (5) years from the date of the consummation of the Company’s initial public offering.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the Company’s amended and restated compensation policy, attached hereto as Exhibit A, having been recommended by the Compensation Committee and approved by the Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”
The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2
APPROVAL OF AN EQUITY COMPENSATION GRANT TO THE COMPANY’S DIRECTORS
Subject to the approval of Proposal No. 1, and following the approval of the Compensation Committee, Audit Committee (for reasons described herein) and Board of Directors, it is proposed to approve a grant of 13,459 options exercisable into up to 13,459 ordinary shares of the Company, no par value to each of the Company’s serving directors, other than to the Company’s Active Chairman, for whom it is proposed to grant 26,918 options exercisable into up to 26,918 ordinary shares of the Company, no par value each (in this Proposal No. 2, together, the “Options”).
The Options to each director constitute approximately 0.01% of the Company’s share capital, while the Options to the Active Chairman constitute approximately 0.02% of the Company’s share capital (approximately 0.01% and 0.02% of the share capital on a fully diluted basis, respectively(1)).
The Options will be granted under the Company’s 2020 Share Incentive Plan (the “Plan”), and shall vest over a period of four years from their date of grant, with 25% of the Options vesting on the first anniversary of the date of grant, 25% of the Options vesting on the second anniversary of the date of grant, 25% of the Options vesting on the third anniversary of the date of grant and 25% of the Options vesting on the fourth anniversary of the date of grant. The exercise price of each Option is $68.37 per ordinary share, which is equal to the average closing price of the ordinary shares on the NYSE over the last 30 trading days prior to March 8, 2022. The Options will be exercisable for five (5) years following the date of grant.
Upon the occurrence or in anticipation of (i) a consummation of a sale or disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole; (ii) a Change of Control (as defined in the Plan); or (iii) a resolution of the Company’s shareholders to approve a liquidation or dissolution of the Company (each such event or transaction, a “Corporate Event”), the Options shall (to the extent not already vested) automatically accelerate and become fully vested and immediately exercisable and shall remain exercisable for a designated period to be determined by the Board of Directors and shall be automatically cancelled upon or immediately prior to the closing of the Corporate Event.
All remaining terms of the Options are in accordance with the Plan, which includes conditions with respect to, among other things, adjustments, assumption and termination of engagement. The Plan can be found as Exhibit 4.10 to the Company’s annual report on Form 20F for the year ended December 31, 2021 (the “Annual Report”).
Reasoning of the Compensation Committee and Board of Directors for the grant of the Options:
The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) the great contribution of the Company’s directors to the Company’s business operations and financial results; (b) the equity grant is intended to align the interests of each of the directors with those of the Company’s shareholders and create a link between their compensation and the performance of the Company’s ordinary shares; (c) external benchmark studies regarding directors’ compensation schemes; and (d) subject to the approval of Proposal No. 1 above, that such grant is in line with the Company’s proposed amended and restated compensation policy. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options is fair and reasonable and to the benefit of the Company.
It is noted that the proposed grant of the Options is in addition to the cash compensation that each of the directors receives for their services as directors. For information on the compensation terms of the directors, see Item 6.B of the Annual Report.
It is further noted that certain of the Company’s directors are affiliated with Kenon Holdings Ltd., which is considered as the Company’s controlling shareholder for purposes of approving related party transactions. Accordingly, such grants were approved by the Audit Committee in addition to the approvals

(1)
Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date, including the proposed equity grants described in this Proxy Statement.

of the Compensation Committee and the Board of Directors. As the grant to the directors affiliated with Kenon Holdings Ltd. is also subject to shareholder approval by a special majority, it is proposed that the equity compensation grant to all the directors be subject to the same special majority.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the grant of 13,459 options exercisable into up to 13,459 ordinary shares of the Company, no par value, to each of the Company’s directors (other than the Active Chairman), and of 26,918 options exercisable into up to 26,918 ordinary shares of the Company, no par value, to the Company’s Active Chairman, having been approved by the Compensation Committee, Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”
The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3
APPROVAL OF AN EQUITY COMPENSATION GRANT TO THE COMPANY’S CEO, ELI GLICKMAN
Subject to the approval of Proposal No. 1 and following the approval of the Compensation Committee and Board of Directors, it is proposed to approve a grant of 207,941 options exercisable into up to 207,941 ordinary shares of the Company, no par value to the Company’s CEO, Eli Glickman (in this Proposal No. 3, the “Options”).
The Options constitute approximately 0.17% of the Company’s share capital (approximately 0.17% of the share capital on a fully diluted basis(2)). The Options will be granted under the Plan and will bear the same terms as the proposed equity compensation grant to the Company’s directors under Proposal No. 2 above.
For information on the compensation terms of our CEO, see Item 6.B of the Annual Report and the Company’s Proxy Statement dated April 5, 2021, for the Company’s Annual General Meeting that took place on May 12, 2021, under the section titled “Directors’ and Officers’ Compensation”.
Reasoning of the Compensation Committee and Board of Directors for the grant of the Options:
The Compensation Committee and Board of Directors approved the proposed grant of the Options while noting the following: (a) the great contribution of the Company’s CEO to the Company’s business operations and financial results; (b) the equity grant is intended to align the interests of the CEO with those of the Company’s shareholders and create a link between his compensation and the performance of the Company’s ordinary shares; (c) that such grant shall enhance the CEO’s motivation in the long term and strengthen his retention; (d) external benchmark studies regarding CEOs’ compensation schemes; and (e) subject to the approval of Proposal No. 1 above, that such grant is in line with the Company’s proposed amended and restated compensation policy. In light of all of the above, the Compensation Committee and the Board of Directors concluded that the proposed grant of Options to the CEO is fair and reasonable and to the benefit of the Company.
It is proposed that the following resolution be adopted at the Meeting:
“RESOLVED, that the grant of 207,941 options exercisable into up to 207,941 ordinary shares of the Company, no par value, to the Company’s CEO, Eli Glickman, having been approved by the Compensation Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved.”
The Board of Directors recommends a vote FOR approval of this proposed resolution.
OTHER BUSINESS
Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

(2)
Calculated taking into account the exercise or conversion of all exercisable or convertible securities issued by the Company to date, including the proposed equity grants described in this Proxy Statement.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Monday, April 25, 2022 at 7:00am Israel time.
By Order of the Board of Directors, Yair Seroussi, Chairman of the Board of Directors
March 16, 2022

Exhibit A
AMENDED AND RESTATED COMPENSATION POLICY
ZIM INTEGRATED SHIPPING SERVICES LTD.
Compensation Policy for Officers and Directors
(As Adopted by the Shareholders on December 22, 2020, as Amended by the Shareholders on           , 2022)
1.   Introduction
This document sets forth the Compensation Policy for Officers and Directors (this “Compensation Policy” or “Policy”)of ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”),in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).
Compensation is a key component of ZIM’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance ZIM’s value and otherwise assist ZIM to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to ZIM’s goals and performance.
For purposes of this Policy, “Officers” shall have the meaning set forth to such term in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, ZIM’s directors.
Each of the Officers may be engaged as an employee and/or as an independent service provider (including through a company controlled by him or her, against the issuance of a tax invoice to the Company), provided that if the Officer is engaged as an independent service provider the total amount paid to him or her (including, but not limited to, value added tax) shall not exceed the maximum amounts that would have been paid to such Officer had been engaged as an employees as specified in this Policy.
This Policy shall not apply to any subsidiaries of the Company except for an employee of a Company subsidiary who is also an Officer of the Company.
This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from provisions of applicable law to the extent not permitted by such law.
This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as ZIM’s Compensation Policy for five (5) years, commencing on the date of the Company’s initial public offering on January 28, 2021~~as of its adoption, unless amended earlier~~.
The Compensation Committee and the Board of Directors of ZIM (the “Compensation Committee” and the “Board”, respectively) shall review and reassess this Policy from time to time, as required by the Companies Law.
Wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 23 and 24 below.
Amounts determined in ILS were translated for convenience purposes to U.S. Dollar based on a rate of exchange of 1 U.S. Dollar equals to 3.3190 ILS.
Changes of up to 5% from the maximal amounts set forth in this Compensation Policy shall not be regarded as a deviation from the provisions of this Compensation Policy.
2.   Objectives
ZIM’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to ZIM’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding ZIM’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:
2.1.
To closely align the interests of the Officers with those of ZIM’s shareholders in order to enhance shareholder value;

2.2.
To align a significant portion of the Officers’ compensation with ZIM’s short and long-term goals and performance;

2.3.
To provide the Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Officer an opportunity to advance in a growing organization;

2.4.
To strengthen the retention and the motivation of Officers in the long term;

2.5.
To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

3.   Compensation Instruments
Compensation instruments under this Policy may include the following:
3.1.
Base salary;

3.2.
Benefits;

3.3.
Cash bonuses;

3.4.
Equity-based compensation;

3.5.
Change of control terms; and

3.6.
Retirement and termination terms.

For purposes of this Compensation Policy:
“Base Salary” shall mean gross salary, before contributions to social benefits; and “Employment Cost” shall mean any payment for employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment.
4.   Overall Compensation — Ratio Between Fixed and Variable Compensation
4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised primarily of base salary and benefits) and “Variable Compensation” (comprised primarily of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Officers to meet ZIM’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The value of the total variable compensation (i.e., annual bonus and equity-based compensation) of each Officer shall not exceed ~~80~~90% of the value of the total compensation package of such Officer on an annual basis as determined by the Compensation Committee or the Board.

5.   Intra-Company Compensation Ratio
5.1.
In the process of drafting and updating this Policy, the Compensation Committee and the Board have examined the ratio between Employment Cost associated with the engagement of the Officers and directors, and the average and median Employment Cost associated with the engagement of ZIM’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in ZIM were examined and will continue to be examined by ZIM from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in ZIM.

B. Base Salary and Benefits
6.   Base Salary
6.1.
A Base Salary provides stable compensation to Officers and allows ZIM to attract and retain competent executive talent and maintain a stable management team. The Base Salary varies among Officers, and is individually determined accordingto the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Officer.

6.2.
The monthly Base Salary shall not exceed the amounts specified below:
CEO: ILS 240,000 (approximately $72,311)
CFO: ILS 190,000 (approximately $57,246)
Officers other than the CEO and CFO: ILS 130,000 (approximately $39,168)

The Company may link the Base Salary of an Officer to the Israeli Consumer Price Index or to the exchange rate of any currency. In the latter case, ~~T~~the exchange rate of US dollar to ILS for determination of the compensation in U.S. Dollar shall be the representative rate of exchange determined by the Bank of Israel as of the date of approval of the compensation of the relevant Officer by the Board.
The maximum monthly Base Salary set forth in this section is based on the Officer’s full-time position. With respect to an Officer employed by the Company on a part-time basis, the maximum Base Salary shall be reduced proportionately, with the Compensation Committee and the Board having the authority to determine the scope of the position of the Officer and change it from time to time.
The total annual cost of any Officer (not including variable compensation) shall not exceed an amount equal to 150% of 12 times the gross monthly salary of the said Officer.
6.3.
The Compensation Committee and the Board may periodically consider and approve Base Salary adjustments for Officers. The main considerations for Base Salary adjustment are similar to those used in initially determining the Base Salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends, or such other factors as determined by the Compensation Committee or the Board. The Compensation Committee and the Board shall also consider the previous and existing compensation arrangements of the Officer whose base salary is being considered for adjustment.

7.   Benefits
7.1.
The following benefits may be granted to the Officers in order, among other things, to comply with legal requirements:

7.1.1.
Vacation days in accordance with market practice, including redemption of vacation days;

7.1.2.
Sick leave in accordance with market practice;

7.1.3.
Convalescence pay according to applicable law;

7.1.4.
Monthly remuneration for a study fund, as allowed by applicable law and with reference to ZIM’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
ZIM may contribute on behalf of the Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to ZIM’s policies and procedures and the practice in similar companies (including contributions on bonus payments); and

7.1.6.
ZIM shall contribute on behalf of the Officer towards work disability insurance and life insurance, as allowed or required by applicable law and with reference to ZIM’s policies and procedures and the practice in similar companies (including contributions on bonus payments).

The above list is non-exclusive, and ZIM may grant its Officers other similar, comparable or customary benefits.
7.2.
ZIM may offer additional benefits to its Officers to the extent such benefits are reasonable or comparable to customary market practices, such as, but not limited to: company car, telecommunication and electronic devices, business related expenses, insurances and other benefits (such as newspaper subscriptions, academic and professional studies (including participation in those of children), periodic medical examinations, gifts on holidays and special occasions), etc., including tax gross-up for such benefits.

7.3.
ZIM may reimburse its Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. ZIM may provide advance payments to its Officers in connection with work-related expenses.

7.4.
Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.5.
In events of relocation or repatriation of an Officer to another geography, such Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursements, stipends or other payments for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, tax equalization payments, travel expenses for family members and other similar costs.

C. Cash Bonuses
8.   Cash Bonuses — The Objective
8.1.
Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Officers’ compensation with ZIM’s objectives and business goals. Therefore, ZIM’s compensation philosophy reflects a pay-for-performance element, in which bonus payout eligibility and levels are generally determined based on actual financial or operational results, as well as individual performance.

8.2.
A cash bonus may be awarded to an Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar or fiscal year or bonus period, or upon engagement, in case of newly-hired Officers, or upon establishment of a new bonus program, taking into account ZIM’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in ZIM’s business environment, a significant organizational change, a significant merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights and the amount of bonus payouts (up to their entirety) during the applicable bonus period.

8.3.
In the event the employment of an Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Officer a full cash bonus for the applicable period (based on achievement of bonus targets during such period) or a prorated one, or no bonus.

8.4.
The actual cash bonus with respect to a bonus period to be awarded to Officers shall be recommended by the CEO and approved by the Compensation Committee and the Board.

9.   Annual Cash Bonuses — The Formula
Officers other than the CEO
9.1.
The annual cash bonus opportunity of ZIM’s Officers, other than the chief executive officer (the “CEO”), will generally be based on performance objectives and a discretionary evaluation of the Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be determined by ZIM’s CEO and approved by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, Company, division and individual objectives. The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (but not limited to) cost per carried TEU, income derived from engine growth, market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
In addition, a less significant portion of the annual cash bonus opportunity granted to an Officer, other than the CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the relevant Officer’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.3.
The maximum annual cash bonus that an Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 11 monthly Base Salaries of such Officer.

CEO
9.4.
The annual cash bonus opportunity of ZIM’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as determined by Compensation Committee the Board). The performance measurable objectives (which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on, Company and personal objectives. Company objectives may include actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.
In addition, a less significant portion of the annual cash bonus opportunity granted to ZIM’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.6.
The maximum annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 18 monthly Base Salaries of the CEO.

10.   Other Bonuses
10.1.
Special Bonus.   ZIM may grant its Officers a special bonus as an award for special achievements

(such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the Compensation Committee’s and Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 5 monthly Base Salaries of such Officer.
10.2.
Signing Bonus.   ZIM may grant a newly recruited Officer a signing bonus, at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 12 monthly Base Salaries of such Officer.

10.3.
Relocation/ Repatriation Bonus.   ZIM may grant its Officers a special bonus in the event of relocation or repatriation of an Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 6 monthly Base Salaries of such Officer.

11.   Compensation Recovery (“Clawback”)
11.1.
In the event of an accounting restatement, ZIM shall be entitled to recover from its Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by ZIM prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.
Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.
The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.
The Compensation Committee and Board have determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable laws.

D. Equity Based Compensation
12.   The Objective
12.1.
The equity-based compensation for Officers is designed to enhance the alignment between the Officers’ interests with the long-term interests of ZIM and its shareholders, and to strengthen the retention and the motivation of Officers in the long term. As equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by ZIM is intended to be in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share~~s~~ awards, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board (and in the case of the CEO — also by the Company’s general meeting of shareholders), grants to Officers~~, other than non-employee directors~~, shall vest gradually over a period of between one (1) to four (4) years. The Compensation Committee and Board shall have the discretion to shorten the vesting period under special circumstances (such as a grant that was delayed not as a result of the Officer’s actions) provided that the vesting period shall not be less than one (1) year.

12.4.
The exercise price of options shall be determined in accordance with ZIM’s policies, and in any event will not be less than the average closing price per a share of the Company on the stock exchange in which the Company’s shares are principally traded over the thirty (30) day calendar period preceding the Board’s decision ~~(or shareholders' decision to the extent required by law)~~ on the grant of the relevant option (excluding with respect to awards granted subject to the Company’s initial public offering in which case the exercise price may be the price of the Company’s share as determined in the pricing in the initial public offering). Unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company’s CEO — also the Company’s general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero. Awards may also be exercised by a method of “Cashless” exercise.

~~12.5.~~
~~Subject to any applicable law, ZIM may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's CEO - also the Company's general meeting of shareholders), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.~~

12.5~~6~~.
All other terms of the equity awards shall be in accordance with ZIM’s equity incentive plans and other related practices and policies. Accordingly, the Compensation Committee and Board (and in the case of the CEO — also the Company’s general meeting of shareholders, subject to applicable law as shall be from time to time) may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, and may otherwise modify or amend outstanding awards in accordance with ZIM’s equity incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law.

12.6~~7~~.
Subject to any applicable law, ZIM may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company’s CEO — also the Company’s general meeting of shareholders, subject to applicable law as shall be from time to time), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

13.   General Guidelines for the Grant of Awards
13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Officer, and such other criteria as determined by the Compensation Committee and the Board (and in the case of the CEO — also the Company’s general meeting of shareholders).

13.2.
In determining the equity-based compensation granted to each Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total annual fair market value of any equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO — ~~12~~36 monthly Base Salaries of the CEO; and (ii) with respect to each of the other Officers — ~~9~~12 monthly Base Salaries of the Officer.

13.3.
The fair market value of the equity-based compensation for the Officers shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number vesting years.

13.4.
The Board considered the possibility of determining a ceiling for the exercise value of the equity-based compensation and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

E. Retirement and Termination of Service Arrangements
14.   Advanced Notice Period
ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an Officer,

according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination (or equivalent value in cash and other severance benefits) of up to six (6) months during which the Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.
15.
Adjustment Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an additional adjustment period (or equivalent value in cash and other severance benefits) of up to twelve (12) months to the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of the CEO’s equity-based compensation.
16.   Additional Retirement and Termination Benefits
ZIM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices as well as increased severance pay to the CEO of up to two times the applicable amounts.
F. Exculpation, Indemnification and Insurance
18.   Exculpation
ZIM may exculpate its directors and Officers in advance for all or any liability (including expense) imposed on them in connection with a breach of the duty of care vis-a-vis ZIM, to the fullest extent permitted by applicable law.
19.   Insurance and Indemnification
19.1.
ZIM may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability (including expense) that may be imposed on the director or the Officer, as provided in the indemnity agreement between such individuals and ZIM.

19.2.
ZIM may provide its directors and Officers with directors’ and officers’ liability insurance (the “Standard Policies”) and coverage for directors and Officers for non-indemnifiable losses (the “Side A Policies”), including as directors or officers of the Company’s Subsidiaries, in Israel or overseas.

19.2.1.
The maximum coverage amount shall not exceed $200 million for each Standard Policy and $1~~0~~50 million for each Side A Policy.

19.2.2.
The purchase of each of the Standard Policies and the Side A Policies (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that each of the Standard Policies and the Side A Policies reflect the current market conditions (at the time of purchase, extension or renewal, as the case may be), and it shall not materially affect the Company’s profitability, assets or liabilities.

19.3.
Upon circumstances to be approved by the Compensation Committee and the Board, ZIM shall be entitled to purchase a “run off” Insurance Policy of up to seven (7) years, as follows:

19.3.1.
The coverage amount shall not exceed $200 million (for the Standard Policy or for the Side A Policy, or for a combination thereof); and

19.3.2.
The purchase of the “run-off” Insurance Policy (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that the “run-off” Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

19.4.
ZIM may extend its Standard Policy and/or Side A Policy in place to include coverage for liability pursuant to a future public offering of securities, or purchase new policies (either standard policies or side A policies) for that purpose. Such extension or purchase shall be approved by the Compensation Committee and the Board which shall determine that the extension reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control
20.
The following benefits may (but are not required to) be provided to the Officers following a “Change of Control” as shall be defined in the respective incentive plan or employment agreement:

20.1.
Up to 100% vesting acceleration of outstanding options or other equity-based awards;

20.2.
Extension of the exercising period of equity-based compensation for ZIM’s Officers for a period of up to one (1) year in case of an Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

H. Board of Directors’ Compensation
21.
The following benefits may be provided to ZIM’s Board members:

21.1.
All ZIM’s Board members, excluding the chairperson of the Board, may be entitled to an annual cash fee retainer of up to $100,000 as well as payment per participation in meetings of the Board and its committees in a maximum amount of $2,000 per meeting, subject to value added tax to the extent applicable. The directors are also entitled to reimbursement for reasonable expenses incurred as part of their service as directors, including among other things, travel expenses, allowance for daily living expenses and air travel business expenses. The chairperson of ZIM’s Board may be entitled to a monthly cash fee payment of up to ILS 200,000 (approximately $60,259).

21.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, including by way of a ~~comparative~~relative compensation within the meaning of such term under the aforesaid regulations.

21.3.
Notwithstanding the provisions of Sections 2~~2~~1.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 2~~2~~1.1 and in no event more than 150% of such amount.

21.4.
Each member of ZIM’s Board may be granted equity-based compensation in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company’s equity incentive plan in place as may be updated from time to time. The terms of such grant will be in accordance with the provisions of Sections 12 and 13 above.

21.5
The total annual fair market value of any equity-based compensation at the time of grant shall not exceed $200,000 with respect to the Company’s chairperson and $100,000 with respect to any other Board member.

21.6.
The fair market value of the equity-based compensation for members of the Board shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number of vesting years.

21.7~~4~~.
It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Officers.

I. Miscellaneous
22.
Nothing in this Policy shall be deemed to grant any of ZIM’s Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

23.
In the event that new regulations or law amendment in connection with Officers’ and directors’ compensation will be enacted following the adoption of this Policy, ZIM may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

25.
This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective applicable law of such jurisdiction.

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